August 12, 2024

Gregory J. Flesher
President and Chief Executive Officer
Reneo Pharmaceuticals, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, CA 92612

        Re: Reneo Pharmaceuticals, Inc.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed July 29, 2024
            File No. 333-280369
Dear Gregory J. Flesher:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed July 29, 2024 Opinion of Leerink Partners LLC
OnKure Forecasts, page 135

1. We note your revised disclosure in response to prior comment 11. Please further revise to discuss why the projections utilized by Reneo assumed that commercialization for OKI-
       219 would be able to begin in 2032. Please also clarify here what milestones that will need to be satisfied in order for OKI-219 to achieve this timeline. OnKure Business
OKI-219, a Targeted Inhibitor of PI3K  ;, page 222

2. We note your response to prior comment 19. Please further revise your discussion of the OnKure generated preclinical data supporting the selectivity of OKI-219 to clarify if these studies were powered for statistical significance.
 August 12, 2024
Page 2

Phase 1 PIKture-01 Trial, page 230

3. We note your revised disclosure on page 232 stating the monotherapy portion of this trial will not be powered to assess efficacy. However, disclosure on page 230 continues to state your Phase 1 trial of OKI-219 will be powered to assess the "efficacy of OKI-219 as monotherapy." Please reconcile your disclosure or advise.
Intellectual Property
PI3K Platform, page 235

4. We note your revised disclosure in response to prior comment 25. Please further revise to clarify if the current patent applications relate to OKI-209, including whether such patent applications include composition of matter claims for OKI-209. Unaudited Pro Forma Condensed Combined Financial Information, page 293

5.     We note your response to prior comment 28 and the company   s claim that
it intends to
       retain Reneo   s intellectual property portfolio. We continue to
consider your response to
       comment 28. However, in order to clarify the treatment of this business combination, please provide us with your accounting analysis of all relevant factors supporting your conclusion that the merger should be accounted for as a reverse recapitalization. As part of your analysis, clearly identify the factors that are indicative that Reneo is a shell company versus the factors that are indicative that it meets the definition of a business at the time of the merger, specifically addressing your ongoing operating activities.
       Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jonn R. Beeson, Esq.